ZeroStack Corp.
2626 Cole Ave, Suite 300
Dallas, TX 75204

VIA EDGAR

September 4, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: ZeroStack Corp.
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on
Form S-4 filed as form type “S-4 POS”
File No. 333-296686

Ladies and Gentlemen:

ZeroStack Corp. (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby respectfully requests the withdrawal of the Company’s Post-Effective Amendment No. 1, filed as form type S-4 POS on August 18, 2026 (the “Amendment”), to the Registration Statement on Form S-4 (File No. 333-296686), filed on June 10, 2026 and declared effective by the U.S. Securities Exchange Commission on June 17, 2026 (the “Registration Statement”).

The Company is requesting withdrawal of the Amendment because it was erroneously coded and filed by a third party as form type “S-4 POS” rather than form type “POS AM.” The Company hereby confirms that no securities have been sold pursuant to the Amendment.

The Company intends to refile the Post-Effective Amendment No. 1 to the Registration Statement as form type POS AM.

Thank you for your assistance with this matter. If you have any questions with respect to the foregoing, please contact Richard Raymer or Nicholas Arruda of Dorsey & Whitney LLP, our outside counsel, at (416) 367-7388.

Very truly yours,

ZeroStack Corp.

/s/ Daniel Reis-Faria
Daniel Reis-Faria
Chief Executive Officer